BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 V21186-TBD Box 3 _______% (insert a percentage in whole numbers, 1% - 99%) I direct State Street to offer to exchange the written percentage of the units attributable my Johnson & Johnson Common Stock Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to offer to participate in the Offer.) Please sign exactly as your name appears hereon. Box 2 I direct State Street NOT to offer ANY (0%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. If you do not return this form or make an election online by the Plan Deadline, you will be deemed to have selected Box 2. Box 1 I direct State Street to offer to exchange ALL (100%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. The number of units credited to your Johnson & Johnson Common Stock Fund account in the Johnson & Johnson Savings Plan as of July 19, 2023, is shown directly above the 16-digit control number. (Please note that a Johnson & Johnson stock fund unit is not equal in value to a share of Johnson & Johnson common stock. To find the equivalent number of shares based on your balance in the stock fund, visit the For Your Benefit website at http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees).) As described in the Prospectus, dated July 24, 2023, the Exchange Offer (the "Offer") is designed to offer Johnson & Johnson shareholders the opportunity to exchange Johnson & Johnson common stock for Kenvue Inc. common stock. I hereby instruct State Street Bank and Trust Company (“State Street”) to tender the units attributable to my Johnson & Johnson Common Stock Fund account under the Johnson & Johnson Savings Plan as of August 15, 2023, unless a later deadline is announced, as follows (check only one box and sign): Make your election on or before 4:00 P.M., Eastern Time on Tuesday, August 15, 2023. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 PLEASE MAKE YOUR SELECTION  ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date Filed by Johnson & Johnson pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215

TRUSTEE DIRECTION FORM THE JOHNSON & JOHNSON COMMON STOCK FUND BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ ALL ENCLOSED MATERIALS PLEASE NOTE THAT IF YOU DO NOT DELIVER TO BROADRIDGE, THE TABULATION AGENT, A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR ELECTION SUBMITTED THROUGH THE INTERNET, BY 4:00 P.M. EASTERN TIME ON AUGUST 15, 2023, UNLESS THE OFFER IS EXTENDED, THE UNITS ATTRIBUTABLE TO YOUR JOHNSON & JOHNSON COMMON STOCK FUND ACCOUNT WILL NOT BE OFFERED FOR EXCHANGE INTO THE OFFER. This Trustee Direction Form can be used by participants in the Johnson & Johnson Savings Plan to provide direction to State Street as trustee. Johnson & Johnson, Kenvue, the fiduciaries of the Plans and their respective agents make no recommendation to any participant in the Johnson & Johnson Savings Plan regarding participation in the Offer. The last election received (by internet, by hand, or by mail) will serve as your final direction with respect to your participation in the Exchange Offer and your Johnson & Johnson Common Stock Fund in the Johnson & Johnson Savings Plan. PLEASE SIGN AND DATE ON THE REVERSE SIDE. Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson's and Kenvue's respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson's and Kenvue's anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson's and Kenvue's respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States). V21187-TBD

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 V21188-TBD Box 3 _______% (insert a percentage in whole numbers, 1% - 99%) I direct State Street to offer to exchange the written percentage of the units attributable my Johnson & Johnson Common Stock Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to offer to participate in the Offer.) Please sign exactly as your name appears hereon. Box 2 I direct State Street NOT to offer ANY (0%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. If you do not return this form or make an election online by the Plan Deadline, you will be deemed to have selected Box 2. Box 1 I direct State Street to offer to exchange ALL (100%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. The number of units credited to your Johnson & Johnson Common Stock Fund account in the Johnson & Johnson Retirement Savings Plan as of July 19, 2023, is shown directly above the 16-digit control number. (Please note that a Johnson & Johnson stock fund unit is not equal in value to a share of Johnson & Johnson common stock. To find the equivalent number of shares based on your balance in the stock fund, visit the For Your Benefit website at http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees).) As described in the Prospectus, dated July 24, 2023, the Exchange Offer (the "Offer") is designed to offer Johnson & Johnson shareholders the opportunity to exchange Johnson & Johnson common stock for Kenvue Inc. common stock. I hereby instruct State Street Bank and Trust Company (“State Street”) to tender the units attributable to my Johnson & Johnson Common Stock Fund account under the Johnson & Johnson Retirement Savings Plan as of August 15, 2023, unless a later deadline is announced, as follows (check only one box and sign): Make your election on or before 4:00 P.M., Eastern Time on August 15, 2023. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 PLEASE MAKE YOUR SELECTION  ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date

TRUSTEE DIRECTION FORM THE JOHNSON & JOHNSON COMMON STOCK FUND BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ ALL ENCLOSED MATERIALS PLEASE NOTE THAT IF YOU DO NOT DELIVER TO BROADRIDGE, THE TABULATION AGENT, A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR ELECTION SUBMITTED THROUGH THE INTERNET, BY 4:00 P.M. EASTERN TIME ON AUGUST 15, 2023, UNLESS THE OFFER IS EXTENDED, THE UNITS ATTRIBUTABLE TO YOUR JOHNSON & JOHNSON COMMON STOCK FUND ACCOUNT WILL NOT BE OFFERED FOR EXCHANGE INTO THE OFFER. This Trustee Direction Form can be used by participants in the Johnson & Johnson Retirement Savings Plan to provide direction to State Street as trustee. Johnson & Johnson, Kenvue, the fiduciaries of the Plans and their respective agents make no recommendation to any participant in the Johnson & Johnson Retirement Savings Plan regarding participation in the Offer. The last election received (by internet, by hand, or by mail) will serve as your final direction with respect to your participation in the Exchange Offer and your Johnson & Johnson Common Stock Fund in the Johnson & Johnson Retirement Savings Plan. PLEASE SIGN AND DATE ON THE REVERSE SIDE. V21189-TBD Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson's and Kenvue's respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson's and Kenvue's anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson's and Kenvue's respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 V21190-TBD Box 3 _______% (insert a percentage in whole numbers, 1% - 99%) I direct State Street to offer to exchange the written percentage of the units attributable my Johnson & Johnson Stock Contributions Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to offer to participate in the Offer.) Please sign exactly as your name appears hereon. Box 2 I direct State Street NOT to offer ANY (0%) of the units attributable to my Johnson & Johnson Stock Contributions Fund account into the Offer. If you do not return this form or make an election online by the Plan Deadline, you will be deemed to have selected Box 2. Box 1 I direct State Street to offer to exchange ALL (100%) of the units attributable to my Johnson & Johnson Stock Contributions Fund account into the Offer. The number of units credited to your Johnson & Johnson Stock Contributions Fund account in the Johnson & Johnson Savings Plan as of July 19, 2023, is shown directly above the 16-digit control number. (Please note that a Johnson & Johnson stock fund unit is not equal in value to a share of Johnson & Johnson common stock. To find the equivalent number of shares based on your balance in the stock fund, visit the For Your Benefit website at http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees).) As described in the Prospectus, dated July 24, 2023, the Exchange Offer (the "Offer") is designed to offer Johnson & Johnson shareholders the opportunity to exchange Johnson & Johnson common stock for Kenvue Inc. common stock. I hereby instruct State Street Bank and Trust Company (“State Street”) to tender the units attributable to my Johnson & Johnson Stock Contributions Fund account under the Johnson & Johnson Savings Plan as of August 15, 2023, unless a later deadline is announced, as follows (check only one box and sign): Make your election on or before 4:00 P.M., Eastern Time on Tuesday, August 15, 2023. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 PLEASE MAKE YOUR SELECTION  ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date

TRUSTEE DIRECTION FORM THE JOHNSON & JOHNSON STOCK CONTRIBUTIONS FUND BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ ALL ENCLOSED MATERIALS PLEASE NOTE THAT IF YOU DO NOT DELIVER TO BROADRIDGE, THE TABULATION AGENT, A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR ELECTION SUBMITTED THROUGH THE INTERNET, BY 4:00 P.M. EASTERN TIME ON AUGUST 15, 2023, UNLESS THE OFFER IS EXTENDED, THE UNITS ATTRIBUTABLE TO YOUR JOHNSON & JOHNSON STOCK CONTRIBUTIONS FUND ACCOUNT WILL NOT BE OFFERED FOR EXCHANGE INTO THE OFFER. This Trustee Direction Form can be used by participants in the Johnson & Johnson Savings Plan to provide direction to State Street as trustee. Johnson & Johnson, Kenvue, the fiduciaries of the Plans and their respective agents make no recommendation to any participant in the Johnson & Johnson Savings Plan regarding participation in the Offer. The last election received (by internet, by hand, or by mail) will serve as your final direction with respect to your participation in the Exchange Offer and your Johnson & Johnson Stock Contributions Fund in the Johnson & Johnson Savings Plan. PLEASE SIGN AND DATE ON THE REVERSE SIDE. V21191-TBD Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson's and Kenvue's respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson's and Kenvue's anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson's and Kenvue's respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 V21192-TBD Box 3 _______% (insert a percentage in whole numbers, 1% - 99%) I direct State Street to offer to exchange the written percentage of the units attributable my Johnson & Johnson Stock Contributions Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to offer to participate in the Offer.) Please sign exactly as your name appears hereon. Box 2 I direct State Street NOT to offer ANY (0%) of the units attributable to my Johnson & Johnson Stock Contributions Fund account into the Offer. If you do not return this form or make an election online by the Plan Deadline, you will be deemed to have selected Box 2. Box 1 I direct State Street to offer to exchange ALL (100%) of the units attributable to my Johnson & Johnson Stock Contributions Fund account into the Offer. The number of units credited to your Johnson & Johnson Stock Contributions Fund account in the Kenvue Savings Plan as of July 19, 2023, is shown directly above the 16-digit control number. (Please note that a Johnson & Johnson stock fund unit is not equal in value to a share of Johnson & Johnson common stock. To find the equivalent number of shares based on your balance in the stock fund, visit the For Your Benefit website at http://fyb.jntlch.com (current employees) or http://digital.alight.com/jntlchbsc (former and retired employees).) As described in the Prospectus, dated July 24, 2023, the Exchange Offer (the "Offer") is designed to offer Johnson & Johnson shareholders the opportunity to exchange Johnson & Johnson common stock for Kenvue Inc. common stock. I hereby instruct State Street Bank and Trust Company (“State Street”) to tender the units attributable to my Johnson & Johnson Stock Contributions Fund account under the Kenvue Savings Plan as of August 15, 2023, unless a later deadline is announced, as follows (check only one box and sign): Make your election on or before 4:00 P.M., Eastern Time on Tuesday, August 15, 2023. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 PLEASE MAKE YOUR SELECTION  ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date

TRUSTEE DIRECTION FORM THE JOHNSON & JOHNSON STOCK CONTRIBUTIONS FUND BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ ALL ENCLOSED MATERIALS PLEASE NOTE THAT IF YOU DO NOT DELIVER TO BROADRIDGE, THE TABULATION AGENT, A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR ELECTION SUBMITTED THROUGH THE INTERNET, BY 4:00 P.M. EASTERN TIME ON AUGUST 15, 2023, UNLESS THE OFFER IS EXTENDED, THE UNITS ATTRIBUTABLE TO YOUR JOHNSON & JOHNSON STOCK CONTRIBUTIONS FUND ACCOUNT WILL NOT BE OFFERED FOR EXCHANGE INTO THE OFFER. This Trustee Direction Form can be used by participants in the Kenvue Savings Plan to provide direction to State Street as trustee. Johnson & Johnson, Kenvue, the fiduciaries of the Plans and their respective agents make no recommendation to any participant in the Kenvue Savings Plan regarding participation in the Offer. The last election received (by internet, by hand, or by mail) will serve as your final direction with respect to your participation in the Exchange Offer and your Johnson & Johnson Stock Contributions Fund in the Kenvue Savings Plan. PLEASE SIGN AND DATE ON THE REVERSE SIDE. V21193-TBD Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson's and Kenvue's respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson's and Kenvue's anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson's and Kenvue's respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 V21194-TBD Box 3 _______% (insert a percentage in whole numbers, 1% - 99%) I direct State Street to offer to exchange the written percentage of the units attributable my Johnson & Johnson Common Stock Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to offer to participate in the Offer.) Please sign exactly as your name appears hereon. Box 2 I direct State Street NOT to offer ANY (0%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. If you do not return this form or make an election online by the Plan Deadline, you will be deemed to have selected Box 2. Box 1 I direct State Street to offer to exchange ALL (100%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. The number of units credited to your Johnson & Johnson Common Stock Fund account in the Kenvue Retirement Savings Plan as of July 19, 2023, is shown directly above the 16-digit control number. (Please note that a Johnson & Johnson stock fund unit is not equal in value to a share of Johnson & Johnson common stock. To find the equivalent number of shares based on your balance in the stock fund, visit the For Your Benefit website at http://fyb.jntlch.com (current employees) or http://digital.alight.com/jntlchbsc (former and retired employees).) As described in the Prospectus, dated July 24, 2023, the Exchange Offer (the "Offer") is designed to offer Johnson & Johnson shareholders the opportunity to exchange Johnson & Johnson common stock for Kenvue Inc. common stock. I hereby instruct State Street Bank and Trust Company (“State Street”) to tender the units attributable to my Johnson & Johnson Common Stock Fund account under the Kenvue Retirement Savings Plan as of August 15, 2023, unless a later deadline is announced, as follows (check only one box and sign): Make your election on or before 4:00 P.M., Eastern Time on Tuesday, August 15, 2023. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 PLEASE MAKE YOUR SELECTION  ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date

TRUSTEE DIRECTION FORM THE JOHNSON & JOHNSON COMMON STOCK FUND BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ ALL ENCLOSED MATERIALS PLEASE NOTE THAT IF YOU DO NOT DELIVER TO BROADRIDGE, THE TABULATION AGENT, A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR ELECTION SUBMITTED THROUGH THE INTERNET, BY 4:00 P.M. EASTERN TIME ON AUGUST 15, 2023, UNLESS THE OFFER IS EXTENDED, THE UNITS ATTRIBUTABLE TO YOUR JOHNSON & JOHNSON COMMON STOCK FUND ACCOUNT WILL NOT BE OFFERED FOR EXCHANGE INTO THE OFFER. This Trustee Direction Form can be used by participants in the Kenvue Retirement Savings Plan to provide direction to State Street as trustee. Johnson & Johnson, Kenvue, the fiduciaries of the Plans and their respective agents make no recommendation to any participant in the Kenvue Retirement Savings Plan regarding participation in the Offer. The last election received (by internet, by hand, or by mail) will serve as your final direction with respect to your participation in the Exchange Offer and your Johnson & Johnson Common Stock Fund in the Kenvue Retirement Savings Plan. PLEASE SIGN AND DATE ON THE REVERSE SIDE. V21195-TBD Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson's and Kenvue's respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson's and Kenvue's anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson's and Kenvue's respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 V21196-TBD Box 3 _______% (insert a percentage in whole numbers, 1% - 99%) I direct State Street to offer to exchange the written percentage of the units attributable my Johnson & Johnson Common Stock Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to offer to participate in the Offer.) Please sign exactly as your name appears hereon. Box 2 I direct State Street NOT to offer ANY (0%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. If you do not return this form or make an election online by the Plan Deadline, you will be deemed to have selected Box 2. Box 1 I direct State Street to offer to exchange ALL (100%) of the units attributable to my Johnson & Johnson Common Stock Fund account into the Offer. The number of units credited to your Johnson & Johnson Common Stock Fund account in the Kenvue Savings Plan as of July 19, 2023, is shown directly above the 16-digit control number. (Please note that a Johnson & Johnson stock fund unit is not equal in value to a share of Johnson & Johnson common stock. To find the equivalent number of shares based on your balance in the stock fund, visit the For Your Benefit website at http://fyb.jntlch.com (current employees) or http://digital.alight.com/jntlchbsc (former and retired employees).) As described in the Prospectus, dated July 24, 2023, the Exchange Offer (the "Offer") is designed to offer Johnson & Johnson shareholders the opportunity to exchange Johnson & Johnson common stock for Kenvue Inc. common stock. I hereby instruct State Street Bank and Trust Company (“State Street”) to tender the units attributable to my Johnson & Johnson Common Stock Fund account under the Kenvue Savings Plan as of August 15, 2023, unless a later deadline is announced, as follows (check only one box and sign): Make your election on or before 4:00 P.M., Eastern Time on Tuesday, August 15, 2023. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 PLEASE MAKE YOUR SELECTION  ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date

TRUSTEE DIRECTION FORM THE JOHNSON & JOHNSON COMMON STOCK FUND BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ ALL ENCLOSED MATERIALS PLEASE NOTE THAT IF YOU DO NOT DELIVER TO BROADRIDGE, THE TABULATION AGENT, A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR ELECTION SUBMITTED THROUGH THE INTERNET, BY 4:00 P.M. EASTERN TIME ON AUGUST 15, 2023, UNLESS THE OFFER IS EXTENDED, THE UNITS ATTRIBUTABLE TO YOUR JOHNSON & JOHNSON COMMON STOCK FUND ACCOUNT WILL NOT BE OFFERED FOR EXCHANGE INTO THE OFFER. This Trustee Direction Form can be used by participants in the Kenvue Savings Plan to provide direction to State Street as trustee. Johnson & Johnson, Kenvue, the fiduciaries of the Plans and their respective agents make no recommendation to any participant in the Kenvue Savings Plan regarding participation in the Offer. The last election received (by internet, by hand, or by mail) will serve as your final direction with respect to your participation in the Exchange Offer and your Johnson & Johnson Common Stock Fund in the Kenvue Savings Plan. PLEASE SIGN AND DATE ON THE REVERSE SIDE. V21197-TBD Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson's and Kenvue's respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson's and Kenvue's anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson's and Kenvue's respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).